SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Columbia Sportswear Company

(Exact name of registrant as specified in its charter)

Oregon	000-23939	93-0498284
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

14375 NW Science Park Drive

Portland, Oregon 97229

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code 503-985-4000

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

This Specialized Disclosure Report on Form SD (“Form SD”) of Columbia Sportswear Company (“Columbia”, “Company”, “we”, or “us”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Conflict Minerals Rule”). In accordance with the Conflict Minerals Rule, “conflict minerals” are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. Pursuant to the Conflict Minerals Rule, we are required to conduct a good faith reasonable country of origin inquiry designed to determine whether any of the conflict minerals necessary to the functionality or production of our products originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country, collectively defined as the “Covered Countries”. Unless otherwise defined, terms used in this Form SD and the related Conflict Minerals Report filed as Exhibit 1.02 hereto are defined in the Conflict Minerals Rule and reference is made to Securities and Exchange Commission (“SEC”) Release No. 34-67716 issued by the SEC on August 22, 2012 for such definitions.

A description of our efforts to determine whether any of the necessary conflict minerals in our products originated in the Covered Countries is included in our Conflict Minerals Report, filed as Exhibit 1.02 to this Form SD.

Columbia has adopted a Conflict Minerals policy statement which is available at www.columbia.com in the Corporate Responsibility section of the website. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD. This Form SD and the Conflict Minerals Report, filed as Exhibit 1.02 hereto, are publicly available at www.columbia.com in the Corporate Responsibility section of the website and filed with the Securities and Exchange Commission at www.sec.gov.

Columbia has determined in good faith that during 2013, Columbia manufactured and contracted to manufacture products that include conflict minerals that are necessary to the functionality or production of its products. Based on a reasonable country of origin inquiry, none of our responding suppliers has disclosed to us that any of such conflict minerals originated or may have originated in the Covered Countries. However, we do not have sufficient information from all of our suppliers to conclude whether conflict minerals used in our products originated in the Covered Countries, and therefore we have determined all of our products to be DRC conflict undeterminable.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COLUMBIA SPORTSWEAR COMPANY

Date: May 30, 2014	By:	/s/ BRYAN L. TIMM
Bryan L. Timm, Chief Operating Officer

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